UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Patria Latin American Opportunity Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G69454109**
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number G69454109 has been assigned to the Class A Ordinary Shares of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “PLAO”.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G69454109	SCHEDULE 13G/A	Page 2 of 5 Page

1	NAME OF REPORTING PERSON Patria SPAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,660,000(1)
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 5,660,000(1)
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,660,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.0%(1)(2)
12	TYPE OF REPORTING PERSON PN

(1)	See Item 4 below. The Reporting Person owns 5,660,000 Class B Ordinary Shares of the Issuer, which are automatically convertible into the Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, filed as exhibit 4.1 to the Issuer’s annual report on Form 10-K (File No. 001-41321).

(2)	Represents the quotient obtained by dividing (a) the number of Class B Ordinary Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 16,880,481 Class A Ordinary Shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person, and (ii) 5,750,000 Class B Ordinary Shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person. The aggregate number of Class B Ordinary Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. G69454109	SCHEDULE 13G/A	Page 3 of 5 Page
ITEM 1.	(a)	Name of Issuer: Patria Latin American Opportunity Acquisition Corp. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

18 Forum Lane, 3rd floor, Camana Bay, PO Box 757

KY1-9006 – Grand Cayman, Cayman Islands.

ITEM 2.	(a)	Name of Person Filing:

Patria SPAC LLC (the “Reporting Person”)

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Patria SPAC LLC is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G/A.

(d)	Title of Class of Securities:

This Schedule 13G/A related to the Issuer’s Class A Ordinary Shares, par value $0.0001 per share.

(e)	CUSIP Number:

There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number G69454109 has been assigned to the Class A Ordinary Shares of the Issuer.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

As of December 31, 2023, the Reporting Person may be deemed to beneficially own 5,660,000 shares of the Issuer’s Class B Ordinary Shares, representing 25.0% of the total Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, filed as exhibit 4.1 to the Issuer’s annual report on Form 10-K (File No. 001-41321).

On June 12, 2023, the Issuer held an extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the shareholders approved amendments to the Issuer’s amended and restated memorandum and articles of association to extend the termination date by which it has to consummate an initial business combination from June 14, 2023 to June 14, 2024 (the “Articles Extension Date”), in addition to other proposals. Accordingly, the Issuer now has up to June 14, 2024 to consummate its initial business combination. In connection with the Extraordinary General Meeting, shareholders holding an aggregate of 6,119,519 of the Issuer’s Class A Ordinary Shares exercised their right to redeem their shares on June 14, 2023. Following such redemptions, 16,880,481 Class A Ordinary Shares remained outstanding and subject to redemption.

CUSIP No. G69454109	SCHEDULE 13G/A	Page 4 of 5 Page

Patria SPAC LLC is the record holder of such Class B Ordinary Shares, and Patria SPAC LLC is wholly owned by Patria Finance Limited. There are four managers of Patria SPAC LLC’s board of managers: Ricardo Leonel Scavazza, José Augusto Gonçalves de Araújo Teixeira, Alexandre Teixeira de Assumpção Saigh, and Ana Cristina Russo. Each manager of Patria SPAC LLC has one vote, and the approval of three of the four members of the board of managers is required to approve an action of Patria SPAC LLC. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the case with regard to Patria SPAC LLC, the Reporting Person. Based upon the foregoing analysis, no individual manager of Patria SPAC LLC exercises voting or dispositive control over any of the securities held by Patria SPAC LLC, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares and, for the avoidance of doubt, each expressly disclaims any such beneficial interest to the extent of any pecuniary interest he may have therein, directly or indirectly.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

CUSIP No. G69454109	SCHEDULE 13G/A	Page 5 of 5 Page

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

Patria SPAC LLC

By:	/s/ Jose Augusto Gonçalves de Araujo Teixeira
Name:	Jose Augusto Gonçalves de Araujo Teixeira
Title:	Manager